

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2013

<u>Via E-mail</u>
Osnah Bloom
Chief Executive Officer
Integrated Inpatient Solutions, Inc.
100 Linton Boulevard, Suite 213-B
Delray Beach, FL 33483

>   **Re: Integrated Inpatient Solutions, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed October 4, 2013**
>   **File No. 333-191564**

Dear Ms. Bloom:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

    - Disclose that you are an emerging growth company;

    - Describe how and when a company may lose emerging growth company status;

    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    - State your election under Section 107(b) of the JOBS Act:

      o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

      o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering."

2. Given the nature of the offering, the relationship of at least two of the selling shareholders to the company, and the size of the offering relative to the number of shares outstanding held by non-affiliates, it appears that these securities may be being offered by or on behalf of the registrant. If so, the offering is not eligible to be conducted on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) of Regulation C. Further, the company is not eligible to make an at-the-market offering under Rule 415(a)(4) of Regulation C because it is not eligible to make an offering under Rule 415(a)(1)(x) of Regulation C. Please provide us with your detailed analysis of why this offering is not by or on behalf of the registrant, which analysis should address all of the factors set forth in Securities Act Rules Compliance and Disclosure Interpretation 612.09. Alternatively, please revise your registration statement to state that the selling shareholders will offer their securities at a fixed price for the duration of the offering and identify the selling shareholders as underwriters, and make conforming changes to your prospectus accordingly, including your cover page, summary and plan of distribution sections. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09, available on our website at www.sec.

In this regard, we also note your disclosure on page 5 that 13,334,000 of the shares of common stock covered by the registration statement "currently are held by non-affiliates." Please discuss this statement in your response.

3. Please note that an at-the-market resale offering under Rule 415 is not available for registrants that are quoted on the OTC Pink Sheets. Please revise your disclosure throughout the prospectus, including on the cover page and in the summary and plan of distribution sections, to provide a fixed price for the resale offering. We would not object if you also state that sales will be made at such fixed price until you are quoted by the OTC Bulletin Board or are listed on an exchange (if that is your intention) and will thereafter be made at market prices, and include appropriate disclosure indicating that you may not ever be quoted by the OTC Bulletin Board or listed on an exchange. Please also include the disclosure required by Item 505 of Regulation S-K.

4. Please include the disclosure required by Item 502(b) of Regulation S-K.

5. To avoid confusion, please ensure that the EDGAR identifier associated with the prospectus reflects the change in your name.

Risk Factors, page 5

Risks Related to Our Business, page 5

6. Please discuss any material compensation risks that arise from the lack of formal employee agreements and a board comprised solely of interested directors.

7. Please discuss any material risks associated with being an emerging growth company.

8. Please discuss any material risks associated with not having independent directors and not having standing audit and compensation committees comprised of independent directors.

Risks Related to Our Common Stock, page 6

9. We note that the second risk factor in this sub-section (fifth overall on the page) presents a more comprehensive discussion of the immediately prior risk. Please revise the discussion of these two factors to provide an unbroken discussion of the risks surrounding volatility and limited liquidity.

10. We note that the third risk factor discussed on page 7 provides a more comprehensive discussion of the sole risk factor discussed on page 5. Furthermore, the risk relates to financing the business operations as opposed to a risk associated with stock investing. Please move this risk factor and the discussion to the preceding sub-section, "Risks Related to Our Business."

11. We note that the second risk factor discussed on page 7 and the fourth risk factor on the same page appear to be essentially the same. Both discussions list factors that could affect the volatility of the common stock. Please revise the discussion to present a single, comprehensive assessment of the risks associated with volatility in your stock price.

12. We note the identification of an industry risk on page 6 related to your recent entry into this line of business. Please identify and discuss appropriate industry and market risks that may affect the offering or operations, such as a downturn or delayed growth in the housing market.

Selling Stockholders, page 10

13. Please disclose the natural person or persons, or the public company, that exercises the sole or shared voting and/or dispositive powers with respect to the shares being registered on behalf of any selling stockholder that is an entity. For guidance, please see Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance & Disclosure Interpretations, which can be found on our website.

Description of Securities to Be Registered, page 14

Preferred Stock, page 15

14. We note the broad authority granted to the directors related to the preferred stock but notice that there were no descriptions of limits, or lack thereof, on such authority. Please describe briefly any repurchase or redemption restrictions on your company while dividend payments are in arrearage or state the lack of such restrictions. See Item 202(a)(3) of Regulation S-K.

Business, page 15

15. Please revise to enhance the description of your business, including a description of the manner in which you intend to retain clients, how and what you will charge clients for your services, at what point in the delivery process you will require payment for your services, whether you will enter into contracts with your clients, and how long you expect each client project to last. Please also disclose whether you currently have any contracts with clients for interior design services.

Legal Proceedings, page 17

16. Please include a description of the factual basis alleged in the stated legal proceeding as well as the relief sought by the plaintiff. See Item 103 of Regulation S-K.

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 19

Liquidity and Capital Resources, page 19

17. We note that the $300,000 placed in an escrow account upon the sale of your hospitalist business in March 2012 was scheduled to be released on September 17, 2013. As the release date has already passed, tell us and disclose the amount of cash released to you.

18. We note your disclosure regarding "current projected capital requirements." Please describe your material commitments for capital expenditures as of the end of the latest fiscal period and indicate the general purpose of such commitments. Please refer to Item 303(a)(2) of Regulation S-K.

Results of Operations for the Years Ended December 31, 2012 and 2011, page 20

19. We note management's belief that an analysis of figures from 2012 and 2011 would not be beneficial to shareholders and that management has chosen not to discuss discontinued operations. Given the requirements of Item 303 of Regulation S-K and the fact that management has not changed during the two prior years, it is unclear whether management's determination to omit such discussions is appropriate. Please provide us with further analysis regarding your determination not to include such disclosures, or include management's assessment of results from 2012 and 2011 in accordance with Item 303 of Regulation S-K.

Directors, Executive Officers, Promoters and Control Persons, page 21

20. Considering the new entry into interior design, please discuss the "specific experience, qualifications, attributes or skills" that the directors possess that led to the conclusion that they should serve as directors as of the filing date. See Item 401(e) of Regulation S-K.

Significant Employees, page 22

21. Item 401(c) of Regulation S-K requires disclosure of the same information required for executive officers. Please include William Bloom's age and any material arrangements he may have with your company. Please also disclose the relationship between Mr. and Ms. Bloom.

Involvement in Certain Legal Proceedings, page 22

22. Please revise your disclosure to cover involvements during the past ten years. The current disclosure covers a five-year period. See Item 401(f) of Regulation S-K.

Executive Compensation, page 22

Summary Compensation Table, page 22

23. Please include a narrative description of the reason the named executive officers received bonuses in 2012, as compared to 2011. See Item 402(o) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 23

24. Based on the selling stockholders table on pages 11 and 12, it appears that at least three additional stockholders each hold more than 5% of your outstanding stock. Please update the beneficial ownership table to reflect all persons and entities that hold more than 5% of your outstanding stock pursuant to Item 403(a) of Regulation S-K. Please also update this table, and the introductory paragraph to the table, to be as of a recent practicable date.

Transactions with Related Persons, Promoters and Certain Control Persons, page 24

25. We note the disclosure of an additional $7,000 related party loan in Note 7 on page F-10. Please disclose such loan here, or advise. In addition, with respect to the $28,000 and $25,000 loans that are disclosed in this section, please disclose the amounts of such loans outstanding as of a recent date, the rate of interest of such loans, and the amount of interest and principal paid on each loan during the relevant periods. Please refer to Item 404(a)(5) of Regulation S-K.

26. Please file the agreements discussed in this section as material contracts, or tell us why you are not required to do so. Please refer to Item 601(b)(10) of Regulation S-K.

Item 14. Indemnification of Directors and Officers, page 26

27. We note your disclosure regarding the "Corporate Law of the State of Florida," however we also note that you are a Nevada corporation. Please advise or revise.

Item 15. Recent Sales of Unregistered Securities, page 26

28. We note that the issuances described in this section were made in reliance on the exemptions "set forth in Section 4(2) of the Securities Act or Regulation D." To the extent any offerings were made in reliance on Regulation D, please ensure that a Form D is filed, as appropriate, or revise your disclosure accordingly.

Item 16. Exhibits and Financial Statement Schedules, page 27

Exhibits, page 27

29. Please file as exhibits any instruments defining holder rights for the common stock and preferred stock. See Item 601(b)(4) of Regulation S-K.

30. We note that the company may continue to provide hospitalist services that are in the process of winding down. Please tell us whether there are any material contracts related to such services and, if so, file such material contracts as exhibits. See Item 601(b)(10) of Regulation S-K.

31. We note that the table lists the accounting firm's consent as Exhibit 23.2; however, you have filed the consent as Exhibit 99, which is reserved for additional material. In the amended filing, please tag the consent in accordance with the exhibit table.

Signatures, page 29

32. Please include the signature of your principal accounting officer. Please refer to the Instructions to Signatures of Form S-1.

Report of Independent Registered Public Accounting Firm, page 30

33. Please tell us whether or not you believe you are a development stage entity as defined in ASC 915-10-20. If so, please revise your financial statements to comply with the requirements of ASC 915, including paragraphs 210-45-1, 215-45-1, and 225-45-1, and ensure your auditor identifies you as a development stage entity in the audit report. Please note that any cumulative amounts should be presented from the inception of the development stage, not from inception of your company.

34. We note your risk factor disclosures on page 7 indicating that your "current working capital is not expected to be sufficient to carry out all of our plans and to fund our operating losses until we are able to generate revenues to sustain our business." You disclose in the same risk factor that if you are unable to obtain adequate funding, you "may not be able to successfully develop and market our services and our business will most likely fail." Given this negative trend and the fact that you will not receive any funds from the offering, tell us what consideration you gave to disclosing the principal conditions and events that may have initially caused concern regarding your ability to continue as a going concern for a reasonable period. See AU 341.11 of PCAOB Standards and related rules.

Notes to the Financial Statements, page F5

Note 8 – Income Taxes, page F10

35. We note that your income tax provision table on page F10 is mathematically incorrect for fiscal 2012 and that the discontinued operation figure does not agree to the face of your statement of operations. Please revise as appropriate.

Interim Financial Statements, page F14

Note 2 – Summary of Significant Accounting Policies, page F17

Accounts Receivable, page F18

36. Please tell us if the decline in your accounts receivable balance from December 31, 2012 to June 30, 2013 was due to collections, write-offs, or both. If you recorded nay impairments of accounts receivable, please revise your disclosures accordingly, including the related description on your statements of cash flows.

Note 4 – Prepaid Expenses and Other Current Assets, page F21

37. We note that your June 30, 2013 asset balance includes approximately $183,000 of prepaid medical professional liability insurance. Considering you are in the process of "winding down" your health care business, please tell us how you determined the carrying amount of this asset was recoverable and clarify why the balance increased from December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andrew Blume at 202.551.3254 or Jason Niethamer at 202.551.3855 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier at 202.551.3485, Lilyanna Peyser at 202.551.3222, or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara Ransom
Assistant Director

cc: James Dodrill